Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 30, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Loan Lauren Nguyen
Timothy Collins

Re:	Industrial Human Capital, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on June 14, 2021 File No. 333-255594

Dear Ms. Nguyen:

On behalf of Industrial Human Capital, Inc. (the “Company”), we are hereby responding to the letter dated June 24, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on June 14, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No.2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Initial Business Combination, page 9

1.	We note your response to prior comment 4 and that if such a conflict of interest circumstance were to occur, you anticipate that the Board of Directors would recuse any conflicted members of your management from taking any role in the consideration of such a transaction and, to the extent necessary, retain appropriately qualified, non-conflicted personnel to advise the Company. Please revise to clarify whether this guidance will be included in any written policy.

RESPONSE: The disclosure in the Amended Registration Statement has been revised to reflect that the Company will have a provision in its charter relating to the treatment of transactions with affiliates.

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Industrial Human Capital, Inc. June 30, 2021 Page 2

Certain Relationships and Related Party Transactions, page 127

2.	Please revise to discuss your business combination marketing agreement with A.G.P. Also update your Use of Proceeds section in this regard accordingly.

RESPONSE: The disclosure on page 127 and under the Use of Proceeds section of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

General

3.	Section 9.3 of your warrant agreement states that "The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York." However, disclosure in your prospectus further states that your warrant agreement will provide that this exclusive forum provision will apply to any action, proceeding or claim against [you] arising out of or relating in any way to the warrant agreement, including under the Securities Act" and that "these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please reconcile your disclosure with the provision in the warrant agreement or clarify the provision in the warrant agreement. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

RESPONSE: Section 9.3 of the warrant agreement has been revised to reflect that the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

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Please feel free to call me at 212-407-4122 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Tahra T. Wright

Tahra Wright

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